

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

December 5, 2017

Robert Bubeck
President and Principal Executive Officer
Atlantic Acquisition II, Inc.
18731 SE River Ridge
Tequesta, FL 33469

>    **Re:    Atlantic Acquisition II, Inc.**
>    **Registration Statement on Form S-1**
>    **Filed November 9, 2017**
>    **File No. 333-221490**

Dear Mr. Bubeck:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.    Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Cover Page

2.    Update the front cover page of your Form S-1 to conform to the most current version of the form, which includes a check mark box related to the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.

Summary Information and Risk Factors, page 6

Prospectus Summary, page 6

3.      We note you disclose on page 6 that your fiscal year ends on July 31.  However, page 7 of the Registration Statement and Section 1 of your by-laws filed as Exhibit 1.1 states that your fiscal year end is March 31.  Please clarify this apparent discrepancy.

The Company, page 6

4.      Please update your disclosure throughout the prospectus describing how you may lose emerging growth company status.  In this regard, we note that the gross revenue threshold is $1,070,000,000 and the non-convertible debt limit is $1,000,000,000.  Refer to the definition of Emerging Growth Company found in Rule 405 of the Securities Act of 1933.

Rule 419 Limitations May Limit Business Combinations, page 9

5.      We note the disclosure that net offering proceeds may be no higher than $18,000.  However, this disclosure appears to be inconsistent with your disclosure in your Use of Proceeds section on page 16.  Please clarify.

Plan of Distribution, page 17

6.      Please revise your disclosure to clarify that the shares held by all of the selling shareholders, and not only your officers, will be placed into the escrow account or advise.  In this regard, you state that the shares from Messrs. Bubeck and Doro and Ms. Laughlin will be placed in escrow.  Please also reconcile your disclosure with regards to your promoters here and throughout with your disclosure on page 32.

Market Price of and Dividends on the Issuer's Common Stock, page 22

7.      Please revise to provide the context for Item 2 "under the Securities Act" and Item 3 "dilution to the current shareholder" referenced on page 23.

Holders, page 23

8.      Please revise, if true, that the Company has 20,000,000 shares outstanding instead of 20,000,000,000.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

9.     Please revise to discuss your liquidity and capital resources.  Refer to Item 303 of Regulation S-K.  In this revised disclosure, please address the cost of entering into the Escrow Agreement and the amount needed for your search activities.

Background of Directors, Executive Officers, Promoters and Control Persons, page 28

10.    Please expand the background information for Margaret McLaughlin to provide her business experience for the past five years.  Refer to Item 401(e) of Regulation S-K.

Exhibit 99.a

11.    Please file an executed copy of the escrow agreement.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters.  Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, me at (202) 551-3642 with any other questions.

                                          Sincerely,

                                          /s/ Loan Lauren P. Nguyen

                                          Loan Lauren P. Nguyen
                                          Legal Branch Chief
                                          Office of Natural Resources